UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 333-75899

TRANSOCEAN INC.

(Exact name of registrant as specified in its charter)

70 Harbour Drive

Grand Cayman, Cayman Islands

(345) 745-4500

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Ordinary Shares, par value $0.01 per share

6.625% Notes due April 2011

5% Notes due February 2013

7.375% Senior Notes due April 2018

8% Debentures due April 2027

7.45% Notes due April 2027

7% Senior Notes due June 2028

7.5% Notes due April 2031

5.25% Senior Notes due 2013

6.00% Senior Notes due 2018

6.80% Senior Notes due 2038

1.625% Series A Convertible Senior Notes due 2037

1.50% Series B Convertible Senior Notes due 2037

1.50% Series C Convertible Senior Notes due 2037

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) Rule 12g-4(a)(2) Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 15d-6	☒ ☐ ☒ ☐ ☐

Approximate number of holders of record as of the certification or notice date:

Ordinary Shares, par value $0.01 per share: one*

6.625% Notes due April 2011: 18

5% Notes due February 2013: 21

7.375% Senior Notes due April 2018: 33

8% Debentures due April 2027: 12

7.45% Notes due April 2027: 14

7% Senior Notes due June 2028: 38

7.5% Notes due April 2031: 48

5.25% Senior Notes due 2013: 70

6.00% Senior Notes due 2018: 96

6.80% Senior Notes due 2038: 64

1.625% Series A Convertible Senior Notes due 2037: 110

1.50% Series B Convertible Senior Notes due 2037: 54

1.50% Series C Convertible Senior Notes due 2037: 99

*	On December 18, 2008, Transocean Inc. merged with Transocean Cayman Ltd., a wholly-owned subsidiary of Transocean Ltd., with Transocean Inc. as the surviving entity. As a result of the merger, Transocean Inc. became a wholly-owned subsidiary of Transocean Ltd.

Pursuant to the requirements of the Securities Exchange Act of 1934, Transocean Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

TRANSOCEAN INC.

Date: March 2, 2009	By:	/s/ Chipman Earle
Chipman Earle
Vice President and Secretary